[Letterhead of LeClairRyan, A Professional Corporation]
May 4, 2009
By EDGAR
Kathryn McHale, Esq.
Staff Attorney
Mail Stop 4561
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fauquier Bankshares, Inc. Definitive Additional Materials Filed on April 22, 2009 File No. 000-25805
Dear Ms. McHale:
     In response to the comments set forth in your letter dated May 1, 2009 (the “Comment Letter”) with regard to the above-referenced Definitive Additional Materials (the “April 22 Materials”) of Fauquier Bankshares, Inc. (the “Company”), we enclose herewith a copy of a letter to the Company’s shareholders, dated May 4, 2009, which is being filed as definitive additional materials under Schedule 14A (the “May 4 Materials”) and the Company’s responses to the Comment Letter. Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it. For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response.
Definitive Additional Materials Filed on April 22, 2009
1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us with support for the following statements, and in future filings, please recharacterize each such statement as a belief or opinion.
•	“their real goal is to position The Fauquier Bank for sale.”

•	“he [Mr. Tiffany] is simply wrong about the performance of the bank.”

The Staff’s comment is noted and in the May 4 Materials the Company provides disclosure to make it clear that such statements are opinions or beliefs. The May 4 Materials also set forth a number of specific events which have occurred which explain the basis for the opinions and beliefs. In addition, the Company will be providing shortly to the Staff supplemental information concerning these events.

Kathryn McHale, Esq.
May 4, 2009

2.	Avoid issuing statements that directly or indirectly make claims prior to a meeting regarding the results of a solicitation without factual foundation. Provide us with the factual foundation for the statements listed below. In this regard, note that the factual foundation for such assertions must be reasonable. In the future, either disclose the factual foundation for such assertions or refrain from using similar statements. Refer to Rule 14a-9. We note the following:
•	Your statement that “Although Mr. Tiffany and his supporters represent that the purpose of this action is to improve bank performance, their real goal is to position The Fauquier Bank for sale” implies that the insurgents did not provide truthful disclosure in their soliciting materials;

•	Your statement to security holders “Don’t be fooled by their proxy materials” implies that the insurgents are trying to deceive security holders;

•	Your statement to security holders “to focus on all the facts regarding the performance of our bank and particularly how we managed in an extremely difficult economy” implies that the insurgents provided incomplete disclosure in their soliciting materials.

The Staff’s comment is noted. The Company believes that the May 4 Materials provide support for such statements, both as to Mr. Tiffany’s desire to position the Company for sale and the Company’s performance. In particular, given the extensive and ongoing actions taken by Mr. Tiffany to attempt to cause the Company to be sold, the Company respectfully submits that Mr. Tiffany’s proxy materials do not in fact reflect what appears to be Mr. Tiffany’s agenda in proposing a slate of directors. As noted, the Company will be providing to the Staff supplemental information to support the above-referenced statements.
3.	We note the disclosure indicating that “Listing of persons who may be deemed Participants’ in the Solicitation... is set forth in the Company’s definitive proxy statement...” In future filings, please remove doubt from your disclosure as to who “may be deemed” a participant by stating definitively who is a participant. Refer to Instruction 3 to Item 4 of Schedule 14A as well as page 1 of the Company’s definitive proxy.

The Company confirms that it will state definitively who is a participant in all future filings relating to the company’s 2009 annual meeting of shareholders, and the requested formulation appears in the May 4 Materials.
* * * * *
     Please contact me at 804-343-4079, or George P. Whitley at 804-343-4089, should you require further information of if you have any questions.

Sincerely,
/s/ Scott H. Richter
Scott H. Richter

Enclosures

cc:	Eric Envall, Esq. Perry Hindin, Esq. Dan Duchovny, Esq. Mr. Randy K. Ferrell Mr. Eric P. Graap George P. Whitley, Esq.